SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Central GoldTrust
(Name of Issuer)

Units
(Title of Class of Securities)

153546106
(CUSIP Number)

Polar Asset Management Partners Inc. (f/k/a Polar Securities Inc.) Attention: Greg Lemaich 401 Bay Street, Suite 1900 P.O. Box 19 Toronto, ON M5H 2Y4, Canada (416) 369-8087
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153546106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Polar Asset Management Partners Inc. (f/k/a Polar Securities Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,298,008 Units
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,298,008 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,298,008 Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 153546106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Polar Multi-Strategy Master Fund (f/k/a North Pole Capital Master Fund)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,298,008 Units
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,298,008 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,298,008 Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 153546106	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 (this "Amendment No. 3") amends the statement on Schedule 13D filed on March 3, 2015 (the "Original Schedule 13D"), as amended hereby and by Amendment No. 1 filed with the Securities and Exchange Commission (the "SEC") on April 2, 2015 ("Amendment No. 1") and as amended by Amendment No. 2 filed with the SEC on May 5, 2015 ("Amendment No. 2" and together with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D") with respect to the units (the "Units"), of Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Units were derived from the subscription proceeds from investors in Polar Multi-Strategy Master Fund (formerly known as North Pole Capital Master Fund) (the "Master Fund") and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Units reported herein. A total of $54,300,189.16 was paid to acquire the Units.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Polar Asset Management Partners Inc. (formerly known as Polar Securities Inc.) ("Polar Management"), on behalf of the Master Fund, has tendered substantially all of the Master Fund's position into the exchange offer of Sprott Asset Management LP and its affiliates (the "Sprott Offer") and intends to tender all of its position prior to the expiry of the Sprott Offer. Polar Management, on behalf of the Master Fund, may from time to time buy additional Units with the intention of tendering them into the Sprott Offer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Units and the percentage of the Units beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 19,299,000 Units outstanding as of June 15, 2015 as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 23, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Units since the filing of the Original Schedule 13D by the Master Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. Polar Management did not enter into any transactions in the Units since the filing of the Original Schedule 13D.

CUSIP No. 153546106	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2015

POLAR ASSET MANAGEMENT PARTNERS INC.

/s/ Greg Lemaich
Name: Greg Lemaich
Title: General Counsel

Polar Multi-Strategy Master Fund
By:	Polar Asset Management Partners Inc.,
its investment manager

/s/ Greg Lemaich
Name: Greg Lemaich
Title: General Counsel

CUSIP No. 153546106	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Units which were effectuated by a Reporting Person since the filing of the Original Schedule 13D. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Unit ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These Units were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Units sold at each separate price.

POLAR MULTI-STRATEGY MASTER FUND (F/K/A NORTH POLE CAPITAL MASTER FUND)

Date of Transaction	Units Purchased (Sold)	Price Per Unit ($)*	Price Range ($)*

10/23/2015	24,400	41.35502	41.26-41.415
10/26/2015	32,265	41.3709	41.28-41.46
10/27/2015	17,777	41.45806	41.28-41.5
10/28/2015	500	41.087	41.075-41.095
10/28/2015	19,881	41.6329	41.10-42.10
11/02/2105	500	40.314	40.31-40.315
11/04/2015	3,500	39.48686	39.355-39.62
11/05/2015	16,100	39.24256	39.15-39.32
11/06/2015	9,432	38.66817	38.51-38.735
11/09/2015	6,400	38.73406	38.71-38.755
11/10/2015	1,800	38.62333	38.585-38.65
11/11/2015	20,932	38.60362	38.47-38.74
11/12/2015	29,000	38.30521	38.17-38.6

* Excluding commissions.